UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

December 25, 2009

To whom it may concern:
	Company:	Mizuho Financial Group, Inc.
	Representative:	Takashi Tsukamoto, President & CEO
	Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
	Code:	8411 (First Section of the Tokyo Stock
Exchange and First Section of the
Osaka Securities Exchange)

Corrections (including correction of figures) to “Financial Statements for the

Second Quarter of Fiscal 2009 (Six months ended September 30, 2009) <Under

Japanese GAAP>” and other documents

Mizuho Financial Group, Inc. (“MHFG”) hereby announces partial corrections to its “Financial Statements for the Second Quarter of Fiscal 2009 (Six months ended September 30, 2009),” “SUMMARY OF FINANCIAL RESULTS For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009),” and “SELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)” disclosed on November 13, 2009, “Announcement regarding Capital Adequacy Ratio as of June 30, 2009” disclosed on August 14 and “SELECTED FINANCIAL INFORMATION For Fiscal 2008” disclosed on May 15, 2009 as shown in the appendix.

These corrections are for “Consolidated Capital Adequacy Ratio” and “Tier I Capital Ratio” of Mizuho Trust & Banking as of September 30, 2009 and “Consolidated Capital Adequacy Ratio” of Mizuho Trust & Banking as of March 31, 2009 as well as “Consolidated Capital Adequacy Ratio” of MHFG as of September 30, 2009. There is no change to “Tier I Capital Ratio” and “Prime Capital Ratio” of MHFG as of the foregoing dates.

Contact:

Mizuho Financial Group, Inc.

Public Relations Office

Corporate Communications

Tel. 81-3-5224-2026

(Appendix)

¡Corrections

The corrections are underlined.

[Financial Statements for the Second Quarter of Fiscal 2009

 (Six months ended September 30, 2009)]

Page	Item	Before correction	After correction
1-1	1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2009 (for the six months ended September 30, 2009) (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS Standard) 1H F2009	12.92%	12.91%
1-5	[QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS] 2. Qualitative Information related to the Consolidated Financial Conditions	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 12.92% (preliminary).	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 12.91% (preliminary).
1-5	Same as above Table Basel II September 30, 2009	12.92%	12.91%

[SUMMARY OF FINANCIAL RESULTS for the Second Quarter (First Half) of Fiscal 2009

 (Six months ended September 30, 2009)]

Page	Item	Before correction	After correction

2-3	II. Financial Soundness	(omitted) Our Consolidated Capital Adequacy Ratio was 12.92%, an improvement of 2.37% from that as of March 31, 2009.	(omitted) Our Consolidated Capital Adequacy Ratio was 12.91%, an improvement of 2.36% from that as of March 31, 2009.
2-3	Same as above Table Consolidated Capital Adequacy Ratio
	September 30, 2009	12.92%	12.91%
	Change from Mar. 31, 2009	2.37%	2.36%
2-3	Same as above Table Total Risk-based Capital
	September 30, 2009	7,637.5	7,632.6
	Change from Mar. 31, 2009	1,410.5	1,405.6
2-3	Same as above Table Tier 1 Capital
	September 30, 2009	5,151.1	5,148.7
	Change from Mar. 31, 2009	1,384.8	1,382.3

(*) There is no change in “Tier I Capital Ratio” and “Prime Capital Ratio” of MHFG.

[SELECTED FINANCIAL INFORMATION]

 For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)

P.3-19 I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2009

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

(Before correction)

		(%, Billions of yen)
		As of September 30, 2009
		(Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1)	Capital Adequacy Ratio	12.92	2.37	10.55
(2)	Tier 1 Capital	5,151.1	1,384.8	3,766.3
	Other	(100.5)	(37.9)	(62.6)

		(omitted)
(4)	Deductions for Total Risk-based Capital	247.0	(86.1)	333.2
(5)	Total Risk-based Capital (2)+(3)-(4)	7,637.5	1,410.5	6,226.9
(6)	Risk-weighted Assets	59,087.3	103.4	58,983.9
	Credit Risk Assets	53,787.3	(372.0)	54,159.3
	On-balance-sheet Items	44,005.5	443.9	43,561.6
	Off-balance-sheet Items	9,781.7	(815.9)	10,597.7

(After correction)
		(%, Billions of yen)
		As of September 30, 2009
		(Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1)	Capital Adequacy Ratio	12.91	2.36	10.55
(2)	Tier 1 Capital	5,148.7	1,382.3	3,766.3
	Other	(103.0)	(40.3)	(62.6)

		(omitted)
(4)	Deductions for Total Risk-based Capital	249.5	(83.7)	333.2
(5)	Total Risk-based Capital (2)+(3)-(4)	7,632.6	1,405.6	6,226.9
(6)	Risk-weighted Assets	59,102.3	118.3	58,983.9
	Credit Risk Assets	53,802.2	(357.0)	54,159.3
	On-balance-sheet Items	44,019.0	457.4	43,561.6
	Off-balance-sheet Items	9,783.1	(814.5)	10,597.7

(*) There is no change in “Tier I Capital Ratio” and “Prime Capital Ratio” of MHFG.

[SELECTED FINANCIAL INFORMATION]

  For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)

P.3-20 I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2009

9. Capital Adequacy Ratio

Consolidated

Mizuho Trust & Banking

BIS Standard

(Before correction)

		(%, Billions of yen)
		As of September 30, 2009
		(Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1)	Capital Adequacy Ratio	14.06	0.67	13.39
	Tier 1 Capital Ratio	8.88	0.67	8.21
(2)	Tier 1 Capital	270.9	19.1	251.8
(3)	Tier 2 Capital	163.7	0.3	163.3
(4)	Deductions for Total Risk-based Capital	5.7	1.0	4.6
(5)	Total Risk-based Capital (2)+(3)-(4)	428.8	18.4	410.4
(6)	Risk-weighted Assets	3,048.4	(16.4)	3,064.9

(After correction)

		(%, Billions of yen)
		As of September 30, 2009
		(Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1)	Capital Adequacy Ratio	13.84	0.47	13.37
	Tier 1 Capital Ratio	8.76	0.55	8.21
(2)	Tier 1 Capital	268.6	17.2	251.3
(3)	Tier 2 Capital	163.6	0.6	163.0
(4)	Deductions for Total Risk-based Capital	8.0	2.9	5.1
(5)	Total Risk-based Capital (2)+(3)-(4)	424.2	14.9	409.2
(6)	Risk-weighted Assets	3,065.0	4.9	3,060.0

[SELECTED FINANCIAL INFORMATION]

  For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)

P.3-41 III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

(Before correction)

Consolidated

	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
(Reference)		Change from March 31, 2009	Change from September 30, 2008
Tier I Capital (B)	5,151.1	1,384.8	404.0	3,766.3	4,747.0

Non-Consolidated
	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
Mizuho Trust & Banking		Change from March 31, 2009	Change from September 30, 2008
Net Deferred Tax Assets (C)	35.5	(14.5)	(10.5)	50.1	46.0
(Reference)
Tier I Capital (D)	269.1	20.6	(24.2)	248.4	293.3
(C)/(D) (%)	13.2	(6.9)	(2.5)	20.1	15.7

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	5,204.2	1,447.6	473.5	3,756.6	4,730.6

(After correction)

Consolidated

	(Billions of yen)
(Reference)	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Tier I Capital (B)	5,148.7	1,382.3	401.6	3,766.3	4,747.0

Non-Consolidated
	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
Mizuho Trust & Banking		Change from March 31, 2009	Change from September 30, 2008
Net Deferred Tax Assets (C)	35.5	(14.5)	(10.5)	50.1	46.0
(Reference)
Tier I Capital (D)	266.7	18.8	(26.5)	247.9	293.3
(C)/(D) (%)	13.3	(6.8)	(2.3)	20.2	15.7

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	5,201.9	1,445.8	471.2	3,756.0	4,730.6

 [Capital Adequacy Ratio for the First Quarter of Fiscal 2009]

Capital Adequacy Ratio

Mizuho Trust & Banking (BIS Standard)

<Before Correction>

		(%, Billions of yen)
		Consolidated			Non-consolidated
		As of June 30, 2009	Change from March 31, 2009	As of March 31, 2009	As of June 30, 2009
(1)	Capital Adequacy Ratio	12.71	(0.68)	13.39	12.82
	Tier 1 Capital Ratio	8.17	(0.04)	8.21	8.21
(2)	Tier 1 Capital	259.3	7.5	251.8	256.9
(3)	Tier 2 Capital	152.1	(11.1)	163.3	151.5
(4)	Deductions for Total Risk-based Capital	7.9	3.2	4.6	7.5
(5)	Total Risk-based Capital (2)+(3)-(4)	403.5	(6.9)	410.4	400.9
(6)	Risk-weighted Assets	3,173.2	108.2	3,064.9	3,126.3
(7)	Total Required Capital (6)X8%	253.8	8.6	245.1	250.1
<After correction>
		(%, Billions of yen)
		Consolidated			Non-consolidated
		As of June 30, 2009	Change from March 31, 2009	As of March 31, 2009	As of June 30, 2009
(1)	Capital Adequacy Ratio	12.71	(0.66)	13.37	12.82
	Tier 1 Capital Ratio	8.17	(0.04)	8.21	8.21
(2)	Tier 1 Capital	259.3	8.0	251.3	256.9
(3)	Tier 2 Capital	152.1	(10.9)	163.0	151.5
(4)	Deductions for Total Risk-based Capital	7.9	2.8	5.1	7.5
(5)	Total Risk-based Capital (2)+(3)-(4)	403.5	(5.7)	409.2	400.9
(6)	Risk-weighted Assets	3,173.2	113.1	3,060.0	3,126.3
(7)	Total Required Capital (6)X8%	253.8	9.0	244.8	250.1

[SELECTED FINANCIAL INFORMATION]

 For Fiscal 2008

P.3-20 I. FINANCIAL DATA FOR FISCAL 2008

9. Capital Adequacy Ratio

Consolidated

Mizuho Trust & Banking

BIS Standard

(Before correction)

		(%, Billions of yen)
		As of March 31, 2009			As of September 30, 2008	As of March 31, 2008
		(Preliminary)	Change from September 30, 2008	Change from March 31, 2008
(1)	Capital Adequacy Ratio	13.39	0.47	(2.48)	12.92	15.87
	Tier 1 Capital Ratio	8.21	0.32	(1.95)	7.89	10.16
(2)	Tier 1 Capital	251.8	(50.1)	(123.0)	301.9	374.8
(3)	Tier 2 Capital	163.3	(35.1)	(55.3)	198.4	218.6
(4)	Deductions for Total Risk-based Capital	4.6	(1.5)	(3.5)	6.2	8.2
(5)	Total Risk-based Capital (2)+(3)-(4)	410.4	(83.7)	(174.7)	494.2	585.2
(6)	Risk-weighted Assets	3,064.9	(759.0)	(622.4)	3,823.9	3,687.3
(After correction)
		(%, Billions of yen)
		As of March 31, 2009			As of September 30, 2008	As of March 31, 2008
		(Preliminary)	Change from September 30, 2008	Change from March 31, 2008
(1)	Capital Adequacy Ratio	13.37	0.45	(2.50)	12.92	15.87
	Tier 1 Capital Ratio	8.21	0.32	(1.95)	7.89	10.16
(2)	Tier 1 Capital	251.3	(50.6)	(123.4)	301.9	374.8
(3)	Tier 2 Capital	163.0	(35.3)	(55.5)	198.4	218.6
(4)	Deductions for Total Risk-based Capital	5.1	(1.0)	(3.0)	6.2	8.2
(5)	Total Risk-based Capital (2)+(3)-(4)	409.2	(84.9)	(175.9)	494.2	585.2
(6)	Risk-weighted Assets	3,060.0	(763.8)	(627.3)	3,823.9	3,687.3

[SELECTED FINANCIAL INFORMATION]

For Fiscal 2008

P.3-38 III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

(Before correction)

Non-Consolidated

	(Billions of yen)
	As of March 31, 2009			As of September 30, 2008	As of March 31, 2008
Mizuho Trust & Banking		Change from September 30, 2008	Change from March 31, 2008
Net Deferred Tax Assets (C)	50.1	4.0	12.1	46.0	37.9
(Reference)
Tier I Capital (D)	248.4	(44.8)	(117.5)	293.3	366.0
(C)/(D) (%)	20.1	4.4	9.7	15.7	10.3

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	3,756.6	(974.0)	(1,002.5)	4,730.6	4,759.1

(After correction) Non-Consolidated
	(Billions of yen)
	As of March 31, 2009			As of September 30, 2008	As of March 31, 2008
Mizuho Trust & Banking		Change from September 30, 2008	Change from March 31, 2008
Net Deferred Tax Assets (C)	50.1	4.0	12.1	46.0	37.9
(Reference)
Tier I Capital (D)	247.9	(45.4)	(118.0)	293.3	366.0
(C)/(D) (%)	20.2	4.5	9.8	15.7	10.3

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	3,756.0	(974.6)	(1,003.0)	4,730.6	4,759.1